CARMANAH TECHNOLOGIES CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2006

(Prepared by Management)

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2006

(Prepared by Management)

1.1

DATE

This Management’s Discussion and Analysis (“MD&A”) of Carmanah Technologies Corporation (“Carmanah” or the “Company”) has been prepared by management as of May 10, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements and related notes thereto of the Company for the three months ended March 31, 2006 and 2005 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2005 and 2004, which were prepared in accordance with Canadian generally accepted accounting principles.

This management discussion and analysis may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1.2

OVERALL PERFORMANCE

Current Financial Highlights

•

Record Q1 2006 revenues of $12,693,769, representing a 161% increase over 2005

•

Record Q1 2006 orders booked of $14,010,463

•

Record order backlog at the end of Q1 in the amount of $6,060,973

•

Q1 2006 gross margins at 35%, compared to 31% for Q4 2005

•

Q1 2006 EBITA in the amount of $128,249

•

Q1 2006 net earnings (loss) in the amount of $(23,290)

•

Completion of 28,000 square foot manufacturing and warehousing facility expansion in Victoria, BC

Carmanah’s performance in the first quarter of 2006 was as per management’s expectations.  Fiscal 2006 is the first fully-integrated year after last summer’s acquisition of Soltek Powersource Ltd. (“SPS”).  Carmanah management continues to focus on aggressive organic growth, positively-trending gross margins, and operational expense discipline.  The Company’s Q1 2006 results demonstrate early success for each of the above objectives.

In Q1 2006, the Company booked a record $14 million in orders, which demonstrates continued strength in organic growth.  The loss of three weeks manufacturing time impacted invoiced sales during the quarter, but our manufacturing facility expansion is complete and the resulting improvements to capacity and efficiency will provide measurable benefits in the quarters and years ahead.

Q1 2006 gross margins made a strong recovery over Q4 2005 and management is committed to the continuation of this trend.

In Q1 2006, another milestone in Carmanah’s evolution was achieved as the Company graduated from the TSX Venture Exchange to the TSX Toronto Stock Exchange.  It is anticipated that this move and the related non-recurring expense of $117,000 will broaden the potential institutional shareholder base and introduce Carmanah to a wider audience.

Company Overview

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2006

(Prepared by Management)

Carmanah is a leading developer of renewable and energy-efficient technology solutions focusing on three technology groups: solar-powered LED lighting, solar power systems (off grid and grid tied), and LED illuminated signage. Carmanah’s headquarters and primary manufacturing facilities are in Victoria, British Columbia, Canada.  The Company also operates an additional manufacturing facility in Calgary, Alberta, Canada, as well as regional sales and customer support offices in Victoria, BC; Calgary, AB; Barrie, ON; Toronto, ON; Ottawa, ON; Santa Cruz, CA; Olympia, WA; Riverton, UT; Doylestown, PA; and Crawley, West Sussex, England.

Since 1998, Carmanah has maintained an average annual growth rate of 80%.

Carmanah is a public company listed on the Canadian Toronto Stock Exchange (TSX) under the stock symbol “CMH”, as well as the Berlin and Deutsche Börse AG Stock Exchanges under the stock symbol “QCX” (German securities ID: WKN 662218).  In the United States, Carmanah’s shares are quoted on the PinkSheets® (symbol “CMHXF”).

Overview of Operations

The growth in Carmanah's operations, both organically and through acquisition, has resulted in a broadening of the Company's business activities to include the design, manufacture and/or distribution of three technology groups:  solar-powered LED lighting, solar power systems and LED-illuminated signage.

Carmanah's Solar LED Lighting Group provides a variety of energy-efficient LED lighting products for marine, aviation, transit, roadway and industrial worksite applications.  The Company's Solar Power Systems Group offers a wide range of renewable energy system solutions for industrial, residential and recreational power applications.  The LED Sign Group designs and manufactures energy-efficient LED edge-lit signs for corporate identity, point-of-purchase and architectural applications.

Carmanah's headquarters and primary manufacturing and distribution facilities are located in Victoria, British Columbia, Canada.  The Company also operates additional manufacturing and distribution facilities in Calgary, Alberta, Canada, as well as regional distribution and sub-assembly facilities in Barrie, ON; Santa Cruz, CA; and London, England.

Carmanah currently has more than 250,000 installations in 110 countries.  Carmanah's customer list includes a wide range of government, commercial and private users worldwide, who are serviced directly by the Company or one of its regional authorized distributors and/or sales agents.

Operating Subsidiaries

Carmanah comprises of two wholly-owned operating subsidiaries, Carmanah Signs Inc. (“CSI”) and Soltek Powersource Solutions, Inc. (“Soltek”).

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2006

(Prepared by Management)

Carmanah Signs Inc.

CSI, formerly AVVA Light Corporation, designs, manufactures and distributes energy-efficient, LED illuminated sign products for corporate identity, point-of-purchase sales, architectural and gaming applications.  Founded in 1993, CSI has more than 50,000 signs installed throughout North America and abroad.  The Company’s client list includes many of the most progressive and successful global corporations and brands in a variety of market segments.  CSI’s illuminated signs combine the use of ultra bright LEDs with proprietary edge-lighting and/or back-lighting technologies.  CSI’s signs offer superior illumination characteristics over neon or fluorescent lighting alternatives, as well as long life, low maintenance, and up to 90% less energy consumption.  Each sign is created using state-of-the-art manufacturing and production procedures, as well as proprietary techniques developed through the Company’s experience in the industry.

Soltek Powersource Solutions, Inc.

Soltek is the US division of the solar power systems goup. Soltek designs, manufactures and supplies renewable energy solutions to the US market.  In addition to acting as a master reseller for a number of world leading equipment suppliers, Soltek offers a range of proprietary solar power and alternative energy systems used by commercial, government and private customers worldwide.

Sales Verticals

Through both direct and distributor sales programs, the Company currently serves the following market verticles:

Solar-Powered LED Lighting
Marine	Navigation and hazard marking lights with one, two, three and four nautical mile ranges.
Transit

i-SIGNALTM solar-powered bus signaling device.

i-STOP® solar-powered bus stop with LED bus signaling, overhead LED security lighting and LED edge-lit schedule illumination.

i-SHELTERTM solar-powered LED lighting systems for shelters and advertising panels.

Aviation	Taxiway edge lighting, runway lighting, obstruction lighting, apron lighting, barricade lighting and emergency lighting.
Roadways	Pedestrian crosswalk signals, school zone flashers, 24 hour roadway beacons, internally-illuminated street-name and traffic signs.
Industrial Worksite	Warning lights, obstruction lights, equipment-marking lights, railway track warning lights, bridge marking lights.

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2006

(Prepared by Management)

Solar Power Systems
Off-Grid Solar	Telecommunications, oil and gas, mobile, security, residential and recreational solar-power systems.
Grid-Tie Solar	Commercial, residential, building-integrated photovoltaic systems.
LED Illuminated Signs
Point-of-Purchase	Corporate identity, branding, identification, gaming and lottery signs.
Architectural	Directional, way-finding, service, corporate identity signs.

1.3

SELECTED ANNUAL INFORMATION

Please refer to the Carmanah’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2005.

1.4

RESULTS OF OPERATIONS

Sales

Carmanah's total revenues for the three months ended March 31, 2006 were $12,693,769, representing a 161% increase over the same period in 2005 at $4,849,542.

Sales from the Solar LED Lighting Group were $5,327,000 in Q1 2006, representing an increase of $1,883,819 (55%) over Q1 2005 at $3,443,181.  Sales momentum for the Solar LED Group continued, with orders booked in the quarter in excess of $5,856,466, resulting in a record backlog of $3,498,084.  Deliveries in Q1 2006 were significantly impacted by a three-week disruption to manufacturing and shipping while equipment was relocated, reconstructed and tested at the Company’s new production facility.  Sales from the Power Systems Group, acquired in July, 2005, amounted to $6,321,065 in Q1 2006; this group has no comparatives to Q1 2005.  Deliveries for this Group were also impacted by the relocation of the manufacturing and warehousing facilities in Victoria.  The Power Systems Group ended Q1 2006 with a sales order backlog of $1,732,440.

Sales from the LED Sign Group were $896,054 in sales for Q1 2006, compared to $1,406,361 for Q1 2005.  A significant portion of revenues achieved by this Group are through larger orders, and therefore quarter-over-quarter results may vary significantly.  Management remains comfortable with the 2006 budgeted revenues for this Group.  The LED Sign Group ended Q1 2006 with a sales order backlog of $830,449.

A summary of sales from each of Carmanah’s technology groups is as follows:

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2006

(Prepared by Management)

Sales Summary	Three months ended March 31,
	2006	2005
Solar LED Lighting Group	$5,327,000	$3,443,181
Solar Power Systems Group	6,321,065
LED Sign Group	896,054	1,406,361
Other income	149,650
	$12,693,769	$4,849,542

Cost of Sales and Gross Profit Margin

Carmanah's cost of sales for the Q1 2006 was $8,224,212 (65% of sales), resulting in a gross profit margin of 35%, trending upward from 31% in Q4 2005.  When compared on a year-over-year basis, prior to the acquisition of SPS, the gross profit margin was 52%.  The shift in Carmanah's gross margin is primarily due to the addition of the Solar Power Systems Group during Q1 2006 ($6,321,065 at 27% gross margin) which has no comparatives for Q1 2005.

Carmanah offers product solutions to a variety of market sectors at various gross profit margins.  The gross profit margin is significantly affected by the ratio of sales contributed by the various technological groups, by the product mix sold, as well as the related market sector.

Wages and Benefits

As a percentage of revenue, wages and administration expenses for the three months ended March 31, 2006 were 20%, compared to 21% for the same period in 2005.  Management is committed to and anticipates wages and benefits will continue to decline as a percentage of revenue in the quarters ahead.

Wage and benefit expenses for Q1 2006 increased 150% to $2,579,968, compared with $1,030,499 for Q1 2005.  This increase is due to $977,160 in additional wage expenses resulting from the acquisition of the Solar Power Systems Group and $344,166 in additional sales, marketing, finance and administrative staff in support of overall sales growth.

In Q1 2006, stock-based compensation expenses amounted to $203,328 compared to $62,775 for Q1 2005.

Office and Administration

As a percentage of revenue, office and administration expenses for Q1 2006 were 6%, compared to 9% for Q1 2005.

Office and administration expenses in Q1 2006 were $809,519, representing an 80% increase over Q1 2005 of $450,890.  The acquisition of the Solar Power Systems Group in July 2005, which has no comparatives in Q1 2005, contributed to this increase with the additional costs of its four sub-assembly and warehouse operations (Victoria, BC, Calgary, AB, Barrie, ON, and Santa Cruz, CA).

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2006

(Prepared by Management)

Additional office and administration expenses were incurred with the expansion into Carmanah’s new 28,000 square foot warehouse facility, as well as the associated increase in overall office, administration and information technology expenses.

The Company also saw a one-time expense in the amount of $117,000 to transfer its listing from the TSX Venture Exchange to the TSX Toronto Stock Exchange in Q1 2006.

Sales and Marketing

As a percentage of revenue, sales and marketing expenses for Q1 2006 were 4% compared to 7% for Q1 2005.

Sales and marketing expenses for Q1 2006 were $525,295, representing a 47% increase over Q1 2005 of $357,625.  The Company continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace and is expanding its sales and marketing efforts to include the Power Systems Group's customers and verticals.

The Company attended 31 tradeshows and industry conferences in Q1 2006, compared with 19 similar events in Q1 2005.

Research and Development

As a percentage of revenue, gross research and development expenses for Q1 2006 were 5%, compared to 7% for Q1 2005.

During Q1 2006, gross research and development expenses were $552,267, compared to $363,225 for Q1 2005.  In Q1 2006, Carmanah reduced its gross research and development expenses by applying $200,148 in SR&ED investment tax credits, resulting in net research and development expenses of $352,119.  Carmanah will continue to aggressively invest in research and development devoted to new product development, cost reduction initiatives and existing product enhancements.

Income Tax

Income tax expense for Q1 2006 totaled $48,951.  This amount is comprised of current tax expense of $219,219 and future income tax recovery of $170,268.  The current tax expense relates to taxable income generated by Carmanah in the normal course of operations.  Current tax expense as a percentage of pre-tax earnings is high, as Carmanah chose to postpone certain tax deductions to use investment tax credits that offset taxes otherwise payable.  The future income tax recovery of $170,268 recognizes the availability of future tax deductions and was increased by $38,768, as a result of the utilization of tax losses previously assumed to have expired.

Earnings

Earnings before interest, taxes and amortization (EBITA) for Q1 2006 were $128,249, compared to $306,572 for Q1 2005.

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2006

(Prepared by Management)

Net earnings (loss) for Q1 2006 were $(23,290) compared with $263,422 for Q1 2005.  The loss for the period was the result of:

•

lower orders delivered due to production and shipping down time during the relocation to the new manufacturing facility;

•

a stock-based compensation expense of $203,328;

•

an expense of $117,000 related to Carmanah’s graduation to the TSX Toronto Stock Exchange.

Non-GAAP measures:

The Company uses certain non-GAAP measures to assist in assessing its financial performance.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  One such non-GAAP measure used for assessing financial performance is EBITA.  EBITA is calculated as net earnings before interest income, taxes and amortization.  A reconciliation of EBITA to net earnings is as follows:

For the three months ended March 31,	2006	2005
Net earnings – as reported	$(23,290)	$263,422
Add back (deduct):
Interest income	(79,476)	(42,410)
Income taxes	48,951
Amortization of equipment and leaseholds	122,205	74,691
Amortization of intangibles	59,859	10,869
EBITA	$128,249	$306,572

1.5

SUMMARY OF QUARTERLY RESULTS

Selected Quarterly Information

($000’s except earnings per share)

	2006		2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales	$12,694	$15,141	$12,196	$6,543	$4,850	$3,649	$4,628	$3,504
Cost of Sales	8,224	10,460	8,024	3,505	2,322	2,008	2,191	1,510
Gross Income	4,470	4,681	4,172	3,038	2,528	1,641	2,437	1,994
Net income (loss)	$(23)	$(419)	$450	$387	$263	$(38)	$418	$(156)
Earnings per share:
Basic	$-	$(0.01)	$0.01	$0.01	$0.01	$-	$0.01	$(0.01)
Diluted	$-	$(0.01)	$0.01	$0.01	$0.01	$-	$0.01	$(0.01)

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2006

(Prepared by Management)

Total Assets	$51,921	$48,793	$36,726	$21,841	$19,689	$19,866	$16,924	$15,574
Total Liabilities	$11,062	$8,369	$11,148	$3,257	$1,666	$3,256	$1,697	$2,451

1.6/1.7

LIQUIDITY AND CAPITAL RESOURCES

Carmanah's cash, cash equivalents, and short-term investments at Q1 2006 were $7,741,543, compared to $11,662,214 for Q4 2005.  Net cash usage from operations was $3,669,314 for Q1 2006.  The Company invested in its inventory levels in support of increased sales forecasts, particularly in areas of solar panel supply.

Carmanah invested $593,273 in leasehold improvements and equipment during Q1 2006, with the majority of this investment being attributed to setup and completion of the Company’s new production and warehousing facility.

Net working capital as at March 31, 2006 was $26,210,185 with a current ratio of 4:1 and $14,444 of non-current lease obligations compared to a working capital of $26,332,325 (current ratio of 5.6:1) at December 31, 2005 and $14,991 of non-current lease obligations.

The Company has credit facilities with the Royal Bank of Canada, which include demand operating loans and revolving term loans to a combined maximum of $15,250,000 (2005 – $9,800,000).  Interest on operating and term loan facilities are at prime plus 0.125% (2005 – 0.5%).  These credit facilities are secured by general security agreements.

The following table outlines the Company’s contractual obligations as at March 31, 2006:

				After
Contractual Obligation	Total	1-3 years	4-5 years	5 years
Obligations under capital leases (1)	$100,160	$100,160	$–	$–
Lease commitments (2)	1,567,409	1,181,180	386,229	–
Total	$1,667,569	$1,281,340	$386,229	$–

(1)

The Company has entered into lease agreements for equipment.

(2)

The Company has operating lease agreements for the rental of premises and equipment.

Carmanah's cash, cash equivalents, and short-term investments at March 31, 2006 were $7,741,543, compared to $11,662,214 at December 31, 2005.  Net cash used in from operations was $3,574,644 for the three months ended March 31, 2006.

The Company generated cash flows from operations of $308,834 before changes in non-cash working capital for the three months ended March 31, 2006 as compared to $411,757 during the same period in 2005.  Cash flows during the year came from net loss of $23,290 and non-cash items totaling $332,124.  Net changes in non-cash working capital items utilized cash of $3,883,478 for the three months ended March 31, 2006, bringing cash utilized for operating activities to $3,574,644.

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2006

(Prepared by Management)

During the three months ended March 31, 2006, the Company utilized $593,242 of its cash for leasehold improvements and for the purchase of computers and office equipment, utilized $9,834 of its cash for the purchase of intangible assets and redeemed $3,550,000 in short-term investments.

During the three months ended March 31, 2006, the Company raised an aggregate of $201,794 from various exercises of stock options.

During the three months ended March 31, 2006, the Company utilized $7,571 of its cash to make principal payments on its obligations under capital leases.

The Company believes that its cash and cash equivalents, short-term investments and cash from improved operations going forward will be sufficient to satisfy its immediate and future operating cash requirements.

The other sources of funds potentially available to the Company are through the exercise of 3,716,246 outstanding stock options which expire between June 20, 2006 to March 3, 2011 and 300,000 outstanding warrants which expire on June 30, 2007.

1.8

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

1.9

TRANSACTIONS WITH RELATED PARTIES

During the period ended March 31, 2006, management of the Company has an interest in the following transactions:

(a)

The Company paid $17,500 (2005 - $20,750) for research and development services to a director of the Company.  The nature and compensation for these services are reviewed on an annual basis.  In addition, the Company paid $12,156 (2005 - $nil) for rent to a company controlled by an officer of the Company.  The Company is ending its lease commitment for the space being rented.

(b)

The Company had an advisory agreement with a company controlled by Praveen Varshney, a director and officer of the Company, and Peeyush Varshney, an officer of the Company, in the amount of $10,000 per month, which expired July 2005.  The advisory agreement has been renewed on a month-to-month basis. The advisory services include general liaison with regulatory bodies, advice and assistance with respect to business acquisitions, divestitures, joint ventures and corporate development of the Company, assistance with respect to equity financing, leading and managing the investor relation activities of the company, and other services as are deemed by the Company from time to time to be necessary for services related to its public share offerings.

During the period ended March 31, 2006, the Company paid management fees of $30,000 (2005 - $30,000) under this agreement.

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2006

(Prepared by Management)

1.10

SUBSEQUENT EVENTS

Subsequent to the end of March 31, 2006, the Company issued final payment to the vendors of SPS.  Pursuant to the terms of the share purchase agreement, the SPS vendors were entitled to an additional payment in the form of shares and warrants if SPS met certain performance criteria by December 31, 2005.  The performance criteria were met, and accordingly, the obligation in the amount of $2,631,580 to the SPS shareholders was accrued for by the Company at December 31, 2005.  The Company will issue 751,876 shares to the SPS shareholders and the 300,000 warrants now eligible for exercise as per the terms of the agreement.

1.11

PROPOSED TRANSACTION

None.

1.12

CRITICAL ACCOUNTING ESTIMATES

Warranty Reserve

The Company calculates a warranty reserve for future returns of products currently sold, as per the terms of the Company’s Warranty.   An updated review of historical return rates is completed at each quarter, and is used in determining an estimate return rate in future, to which a provision is calculated and booked.  If warranty costs are greater or less than anticipated by the Company, adjustments to the warranty provision would be made as a charge or credit to income in the period that the adjustment to the warranty provision is made.

Intangibles and Goodwill

Intangible assets, comprised of customer lists and relationships, and goodwill were acquired on the acquisition of AVVA Light Corporation and Soltek Powersource Ltd.  At least annually, the Company reviews the carrying value of its intangible assets and goodwill for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, the Company would record this impairment in the earnings of the current period.

In addition, the Company estimates the useful life of customer lists and relationships in determining the amortization period for these intangibles.

1.13

CHANGES IN ACCOUNTING POLICIES

None.

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2006

(Prepared by Management)

1.14

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Currency risk:

The Company enters into forward foreign exchange contracts to manage its foreign currency exposure.  The contracts oblige the Company to sell U.S. dollars in the future at predetermined exchange rates.  The contracts are matched with anticipated future sales in foreign currencies.  There were no contracts outstanding at March 31, 2006.

Foreign exchange gains recognized in the determination of net earnings (loss) for the period were $55,384 (2005 - $30,850).

Concentrations of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable.  To reduce credit risk, cash equivalents are only held at major financial institutions and management performs ongoing credit evaluations of its customers’ financial condition.  The Company maintains reserves for potential credit losses.

1.15

OTHER MD&A REQUIREMENTS

Summary of Outstanding Share Data as at May 10, 2006:

1.

Authorized – Unlimited common shares without par value.

Issued and outstanding:

41,065,468 common shares

2.

Stock options outstanding:  3,299,080

3.

Warrants outstanding:   300,000

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

“ Praveen Varshney ”

Praveen Varshney, C.A.

Director & CFO